Timothy J. Cope
President, Chief Financial Officer
and Treasurer
Telephone: (952) 449-9092
Facsimile: (952) 449-7064

July 3, 2013

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

RE:	Lakes Entertainment, Inc.
Form 10-K for the year ended December 30, 2012
Filed March 15, 2013
File No. 000-24993

Dear Ms. Cvrkel:

We are writing in response to the comments we received from you by letter dated June 24, 2013, regarding the above-referenced filing of Lakes Entertainment, Inc. (the “Company,” “we” or “Lakes”). To facilitate your review, we have included in this letter your original comments (in italics) followed by our responses, which have been numbered to correspond to your letter.

Form 10-K for the period ended December 30, 2012

Note 5. Long Term Assets Related to Indian Casino Projects – Notes and Interest Receivable, page 36

1.

We note from your disclosure on page 36 and elsewhere in the filing that you determined that the notes receivable from the Shingle Springs Tribe were impaired as of December 30, 2012 and January 1, 2012, as a result of your conclusion that it was probable that substantial amounts due would not be repaid within the contract term. This determination was based on the continued economic pressures in the northern California market and competition in the market the property serves, both of which have negatively impacted cash flows for the property. In light of the materiality of those notes receivable in relation to your total assets, and in order for an investor to gain an understanding of whether additional impairment may need to be recorded should conditions not improve, please tell us and significantly expand your disclosure in future filing to disclose the key methods and assumptions used in your impairment analysis for each of the periods presented, and your basis for these assumptions. In addition, please tell us how the actual results during the year ended December 30, 2012 compared to assumptions used when the impairment analysis was conducted as of January 1, 2012.

Response: The Company will expand its disclosure in future filings of the key methods and assumptions used in its impairment analysis on the Notes Receivable from the Shingle Springs Tribe (“Notes”) for each of the periods presented. These key methods and assumptions include the following:

The Company performs an impairment analysis on the Notes at least quarterly. We estimate the timing and amount of future repayments on the Notes by analyzing actual payments received on the Notes compared to scheduled payments required under the contractual terms of the Notes. We also consider forecasts for future periods which are based on a variety of factors including actual historical performance, changes in competition in the market the property serves, changes in the economic environment in the market the property serves, any regulatory changes, marketing initiatives and property offerings.

Estimates of timing and amount of future repayments are then compared to payments required per the contractual terms of the Notes to estimate the remaining amounts due on the Notes at the end of the contract term with the Shingle Springs Tribe (December 2015). Per the contractual terms of the Notes, all amounts due on the Notes are to be repaid during the contract term.

Although still significant, the estimated amounts due at the end of the contract term decreased as of December 30, 2012 compared to the estimated amounts due at the end of the contract term as of January 1, 2012. Due to the decrease in estimated remaining amounts due at the end of the contract term, additional impairment was not deemed necessary.

Actual property operating results during the year ended December 30, 2012 increased compared to assumptions used when the impairment analysis was conducted as of January 1, 2012. This increase resulted in the decrease in estimated amounts remaining to be paid on the Notes at the end of the term of the contract with the Shingle Springs Tribe.

Note 8. Investment in Unconsolidated Investee, page 38

2.

We note your disclosure indicating that the fair value of your cost method investment in Rock Ohio Ventures, LLC, is considered impracticable to estimate and that the impracticability in developing such an estimate is due primarily to insufficient information necessary to prepare a valuation model to determine fair value. We also note the disclosure indicating that Lakes is not aware of any events or changes in circumstances that could have had a significant adverse effect on the fair value of this investment and therefore, as of December 30, 2012 and January 1, 2012, no impairment was identified. In light of the materiality of this investment which represented approximately 17% of your total assets as of December 30, 2012, the matters discussed in the first risk factor included on page 8 highlighting the impact of the current adverse economic conditions to your business, and the impairments you have recognized in the current and past periods with respect to other projects, we believe that additional disclosure is warranted in the critical accounting policies section of MD&A and notes to your financial statements explaining in further detail how you evaluate your investment in this entity for other than temporary impairments given your lack of sufficient information necessary to prepare a valuation model to determine fair value. For example, one of the properties that Rock Ventures has invested in has been open for approximately one year. Please tell us and revise your disclosure in future filings to indicate whether this project’s full year of operations have been in line with its initial projections. If not, please explain to us in further detail why you do not believe your recorded investment in Rock Ohio Ventures has experienced an other than temporary impairment.

Response: We will provide additional disclosure in the critical accounting policies section of MD&A and the notes to our financial statements explaining in further detail how we evaluate our investment in Rock Ohio Ventures, LLC (“Rock Ohio”) for other-than-temporary impairment.

The Company evaluates its investment in Rock Ohio at least quarterly to determine if any indicators of other-than-temporary impairment exist. Lakes considers all information available to the Company including the economic environment of the markets served by the properties Rock Ohio owns; market conditions including existing and potential future competition; recent or expected changes in the regulatory environment; operational performance and financial results; known changes in the objectives of Rock Ohio’s management; known or expected changes in ownership of Rock Ohio; and any other known significant factors relating to the business underlying the investment.

As part of the review of operational performance and financial results, the Company utilizes financial statements of Rock Ohio and its owned gaming properties to assess the investee’s ability to operate from a financial standpoint and analyzes Rock Ohio’s cash flows and working capital to determine if the Company’s investment in this entity has experienced an other-than-temporary impairment. As part of this process, the Company analyzes actual historical results compared to forecast and has periodic discussions with management of Rock Ohio to obtain additional information related to the Company’s investment in Rock Ohio to determine whether any events have occurred that would necessitate further analysis of the Company’s recorded investment in Rock Ohio for impairment. Based on these procedures, no events were identified that would require further analysis as to whether the Company’s investment in Rock Ohio has experienced an other-than-temporary impairment.

While the Company is able to evaluate qualitatively the investment in Rock Ohio for impairment as described above, we do not have access to certain items, including long-term plan information such as long-term forecasts, future financing plans, planned changes in capital structure, board of director meeting minutes, and equity incentive plan documents, among others, necessary to prepare a fair value estimate of this investment.

For the property that has been open for one full year, the operation was consistently profitable with positive cash flows and margins. Our analysis of this property’s actual results caused no indication of other-than-temporary impairment in our investment. We do not have a controlling interest in Rock Ohio, which is not a publicly-traded entity, and we are not able to discuss results of this entity in our public filings.

Note 9. Land, page 39

3.

We note that during November 2012, Lakes sold the majority of the land it owned in Vicksburg, Mississippi for $0.4 million, which was carried at $1.7 million as of January 1, 2012, resulting in the recognition of an impairment charge of $1.3 million during fiscal 2012. Please tell us when this land had previously been evaluated for potential impairment by the Company. Also, please indicate in further detail why no impairment charge with respect to this property was required prior to the date of sale.

Response: The Company performed an impairment analysis on the land owned inVicksburg, Missisippi on at least a quarterly basis.

The Company obtained an independent valuation appraisal, from a valuation consultant determined to be qualified, of the land owned in Vicksburg, Mississippi most recently as of January 1, 2012. The Company reduced its then recorded value of the land to its appraised value of $1.7 million as of January 1, 2012. The recorded value as of January 1, 2012 included estimated closing costs as the land was held for sale. During each quarter of fiscal 2012, the Company continued to assess if further impairment was deemed likely by reviewing sale prices of comparable land parcels and comparing those values to the value of the Vicksburg land on a per acre basis. The Company also reviewed real estate sales indices for the region during the respective periods for negative trends. No further impairment was deemed necessary for the first and second quarters of 2012. During the third quarter of 2012, Lakes entered into an agreement to sell the majority of the land for $0.4 million, at which time the Company recognized an impairment charge of $1.3 million.

No impairment charge was taken on this land between January 1, 2012, the time of the most recent appraisal, and the time the sale agreement was entered into because, based on our quarterly valuation procedures, there was no indication that impairment had occurred until the $0.4 million offer was received and accepted during the third quarter of 2012. Although the per acre sale price was below the estimated appraised value, the Company made the decision to accept the $0.4 million offer due to a lack of other offers, in order to remove its focus and resources from this area and concentrate on its existing business, since it had previously decided not to pursue a development on this Mississippi property.

Note 14. Income Taxes, page 42

4.

We note from the reconciliation of the Company’s statutory federal tax rate to its effective tax rate for 2012 that the change in the valuation allowance for deferred tax assets impacted the Company’s effective tax rate by (373.8)% during 2012. Please tell us and revise Note 14 to explain why changes in the deferred tax asset valuation allowance significantly impacted the Company’s effective tax rate during 2012.

Response: The year-over-year decrease in the required valuation allowance was primarily attributable to a tax benefit resulting from Lakes’ ability to carry back a portion of its taxable losses to a prior year and receive a refund of taxes previously paid. This decrease in valuation allowance impacted the Company’s federal income tax rate by (373.8)%.

We will disclose this information in future filings to address this comment.

Note 16. Financial Instruments and Fair Value Measurements, page 43 and Balances Disclosed at Fair Value, page 44

5.

We note from the tables included on page 44 that the estimated fair values of the Shingle Springs notes and interest receivable increased from $18,545 at January 1, 2012 to $49,920 at December 30, 2012. Please tell us and revise the notes to your financial statements to explain in further detail the facts and circumstances that resulted in the significant increase in the fair values of these notes and related interest receivable during 2012. As part of your response and your revised disclosure, you should also explain why the discount rate used to value those notes and related interest receivable decreased from 33% used as of January 1, 2012 to 12.8% used as of December 30, 2012.

Response: The significant inputs utilized in the calculation of the estimated fair value of the Shingle Springs notes and interest receivable (“Notes”) include a discount rate and forecasted cash flows for the remaining duration of the management agreement with the Shingle Springs Tribe, which expires in December 2015. The increase in the estimated fair value is primarily attributable to a change in the discount rate applied year-over-year. The discount rate utilized in the estimation of the fair value of the Notes is indexed on the actual yield of the Shingle Springs Tribal Gaming Authority 9.375% Senior Notes (“Senior Notes”) due on June 15, 2015. The yield demanded by the open market on these Senior Notes declined, thereby decreasing the discount rate Lakes utilized in the calculation of the fair value of the Notes from 33% to 12.8%. This decrease in discount rate resulted in the significant increase in the disclosed fair value of the Notes as of December 30, 2012 compared to January 1, 2102.

We will disclose this information in future filings to address this comment.

Form 10-Q for the period ended March 31, 2013

Note 14. Related Party Transaction, page 13

6.

We note that in March 2013, Lakes transferred to Lyle Berman, Lakes’ Chairman of the Board and Chief Executive Officer, a $250,000 secured note from an unrelated third party company in exchange for a cash payment of $150,000 from Mr. Berman. The secured note was in default and related to a fiscal 2012 potential business development opportunity that Lakes decided not to pursue. Please tell us and revise the notes to your financial statements to disclose how you accounted for this transaction in the Company’s financial statements. As part of your responses and your revised disclosure, please indicate whether a loss was recognized in the Company’s financial statements in connection with the exchange transaction and if not, please explain why.

Response: In March 2013, Lakes transferred to Lyle Berman, Lakes’ Chairman of the Board and Chief Executive Officer, a $250,000 secured note from an unrelated third party company in exchange for a cash payment of $150,000 from Mr. Berman. The secured note was in default and related to a fiscal 2012 potential business development opportunity that Lakes decided not to pursue.

The note receivable, which originated in 2012, was recorded as Other Current Assets in the Company’s Consolidated Balance Sheet as of December 30, 2012. The Company wrote the note receivable down to $150,000 as of December 30, 2012, resulting in the recognition of an impairment charge of $100,000 in the Company’s Consolidated Statement of Operations during the fourth quarter of fiscal 2012.

7.	Please address our comments on your Annual Report on Form 10-K for the year ended December 30, 2012, in future Quarterly Reports on Form 10-Q, where applicable.

Response: We will address the comments on our Annual Report on Form 10-K for the year ended December 30, 2012, in future Quarterly Reports on Form 10-Q, where applicable.

*     *     *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please contact Timothy J. Cope at (952) 449-9092.

Very truly yours,

/s/ Timothy J. Cope

Timothy J. Cope
President, Chief Financial Officer and Treasurer

cc:	Daniel Tenenbaum, Esq. Jeffery C. Anderson, Esq.